Kevin Francis, RM SME
Mineral Resource Management LLC
553 Sage Circle, Highlands Ranch, CO 80126

CONSENT OF QUALIFIED PERSON

British Columbia Securities Commission
Alberta Securities Commission

I, Kevin Francis, hereby confirm that I am the author of the Technical Report entitled "NI 43-101 Technical Report - Timok Copper - Gold Project Royalty, Serbia" dated March 25, 2022 (the **"Amended and Restated Technical Report"**).

I do hereby consent to any extracts from, or a summary of, the Technical Report being included in the Annual Information Form of EMX Royalty Corporation (the "**Company**") dated March 25, 2022 (the **"Disclosure Document"**) and to the public filing of the Technical Report by the Company with the securities regulatory authority referred above.

I also certify that I have read the Disclosure Document and that, to the extent that the Disclosure Document contains or summarizes any information derived from the Technical Report, the Disclosure Document accurately represents the information contained in the Technical Report.

Dated March 27, 2022

Yours truly,

SME
Society for Mining, Metallurgy & Exploration
Kevin A. Francis
SME Registered Member No. 4058220
Signature
Date Signed 3/27/22
Expiration date 12/31/22

Kevin Francis, SME Registered Member
Mineral Resource Management LLC